VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

Todd Rosenbluth (00:01):

Hi, everyone. Todd Rosenbluth of TMX VettaFi, and thanks for joining us for today's product due diligence session sponsored by T. Rowe Price. We're going to talk about cryptocurrency. We'll talk about this from setting the stage for you as to how you should consider it, why you should consider it. We'll talk about some of the recent trends that are happening and opportunities within the crypto space. We'll talk about active management, and in particular, the T. Rowe Price tokens ETF that recently came to market.

(00:30):

Now, I want to go over a few housekeeping items with you before we dive into the overall presentation. We want this to be interactive. We want your questions. We encourage your questions. Please use that Q&A box that you'll find on the platform. Feel free to move things around as you see fit, and also to test out the emojis. In fact, give me a thumbs up or a smiley face or a double thumbs up to let me know things are working. And then, as we're going through the presentation, please respond in real time.

(01:00):

Now, we've got a couple of other ways for you to participate. There's some great material, including a prospectus and other information from the T. Rowe Price team about the tokens ETF and active ETFs in general, including how to learn more about their active ETFs from our ETFdb website. There's a chance for you to respond to a poll, as well as a survey that'll help to inform the overall conversation and to drive things overall.

(01:27):

I mentioned ETFdb. You'll see on the next slide coming up here, we're actually going to be moving. Many of you probably registered for this event using our ETF trends website. That is going to be migrating to ETFdb in the beginning of 2027. All the great content, all the great information, as well as information that you'll find about ETFs on our ETF database website overall. So please feel free to check out ETFdb today, but you'll see all of our great content there in a couple of months.

(01:58):

Now, I'm excited because we're going to talk about crypto and we're going to talk about crypto with one of the smartest people that I know in this space, from T. Rowe Price. We have Blue Macellari, who's the head of digital asset strategy. Blue has been with T. Rowe Price for a number of years and I think brings a lot of expertise into this marketplace.

(02:18):

So Blue, let me say hello to you from New York. How you doing?

Blue Macellari (02:21):

Good. Thanks so much for having me, Todd.

Todd Rosenbluth (02:24):

It's a pleasure to have you here. Let's set the stage, maybe just give the audience the investment case for digital assets. In the last few years, we've seen a huge shift in the way that people are thinking and the way that financial advisors are paying attention to digital assets. For those that are newer to the space, just help me set the stage.

Blue Macellari (02:44):

Yeah, I think digital assets is very much, over the past few years, particularly with the advent of the spot crypto ETFs, have become more mainstream than they had been previously. I think they've also become much more accessible and increasingly part of the conversation that financial advisors are having with their clients. And there's definitely a generational component.

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

We absolutely recognize that. And as we all across the board, we're all thinking about this generational wealth transfer, it's become part of the conversation and something we have to be comfortable talking about.

Todd Rosenbluth (03:26):

People tend to think of cryptocurrency and Bitcoin as being synonymous. I know you don't think that's the case. I think your portfolio certainly suggests it's not the case. What else should people know? What are some of the other coins that people should be aware of outside of Bitcoin?

Blue Macellari (03:43):

Yeah, I think this is a really important level set and framing of digital assets as an asset class. So from the outset, T. Rowe has taken an asset class perspective to digital assets, which means we looked beyond Bitcoin or even Ethereum from the outset. When we think about investing in this space, we would often say that Bitcoin is more of a macro asset. People have very mixed feelings about Bitcoin, we recognize that, but it behaves like a macro asset and that's how the conversation evolves. When we think about the range of other tokens, particularly that are investible in an ETF, AETP format, these are largely disruptive technologies.

(04:31):

Put differently, they do something. And one of my favorite conversations to have is, but what does the blockchain do? And we see different sectors, different themes, and it's a flexible technology that in general, overall, it tends to make trustless self-executing sharing and movement of data, storage, value, information much easier. It's just a different way of doing things. And different blockchains can be anywhere from highly specialized. For example, Hyperliquid is a highly specialized decentralized exchange for trading perpetual futures on any underlying name, stocks, oil, other crypto, to things like Solana, which is extremely well suited for payments or what we call internet capital markets for everybody who's hearing about tokenization these days.

(05:30):

We have AI-focused chains, essentially the execution layer for a lot of the stuff we think AI is doing. We have different types of chains that just provide data. For example, Chainlink is solely focused on institutional finance. You would think of it as a competitor potentially to Swift, or you would think of it as a way to run your tokenized portfolio to create the tokenized assets and help manage them properly. So there's a range of chains and associated tokens that do a lot of different things, and I think that often surprises people.

(06:13):

I would also say the most surprising thing to people is, we run a multi-token, actively managed ETF, and our investible universe is anything that meets the SEC's generic listing standards to be able to hold in a retail ETP. Since we launched in July, Bitcoin has not been among our top five performing positions. It has been other more specialized technologies, and we really like to capture that exposure to fast moving, disruptive technology and growth.

Todd Rosenbluth (06:51):

You mentioned that T. Rowe Price views cryptocurrency as an asset class. I'm curious, you talk to advisors on a regular basis about the space and about your ETF, which we'll talk more about in a moment. How do you think about how tokens could fit into a broader portfolio? Is this part of an equity slice? Is this an alternative? Something else?

Blue Macellari (07:14):

Yeah, I think that's a great question. I think one of the things that has been challenging to advisors as they come to the market and say, "Okay, I'm comfortable getting this exposure now.

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

How do I size it? Where do I think about taking it from?" Obviously the first thing is you know your client and that risk profile for that client is paramount. So once we leave that piece with all of you, I think from our perspective and I think a lot of data from different managers and different advisors across the street have shown that adding a digital assets exposure small size can increase the sharp ratio of what would be a typical 6/40 balanced portfolio. So over a three-year period ending in December 2025, we would have a zero allocation digital assets and a 60/40 portfolio gives you a sharp of about 0.76. If you add 5% allocation of diversified digital assets to that, you get a sharp ratio of 0.83.

(08:20):

So there's a lot of diversification benefit, which I think is counterintuitive to people still. And I think sizing is a really important question. I would say start out pretty small. I think we recommend between a one and 3% allocation. I've heard people go as high as 5%. I think it's something you have to work your way into to start to feel comfortable. The survey after survey finds that once advisors add a 1% or 2% allocation, they often increase it the following year. And I think a really important piece there is, and the number one question I get from advisors or clients is, but isn't crypto so volatile? And I think a really important piece is volatility is a feature. It's actually not a bug.

(09:20):

What do I mean by that? In a portfolio construction context, if you have an asset that you like that can give you diversified returns, if it's a high vol asset and a consistently high vol asset, even a small allocation can move the needle on your portfolio. You still get that impact. Meanwhile, if you have an asset that you love that has incredibly low volatility, you would have to back a truck up to the asset in order to get the size that moves the needle for your overall portfolio.

(09:50):

So I think the way that we talk about it internally is volatility is concerning when it comes from someplace you're not expecting it to come from. When it comes from an asset class where you're not expecting it to come from. And the great thing about crypto is that it's reliably volatile. And so you can do these small allocations and still get a really meaningful impact and it can be sized appropriately.

Todd Rosenbluth (10:18):

Volatility is a feature, not a bug. So if that's the case, many people who have exposure to cryptocurrency, they're owning Bitcoin. There's a number of Bitcoin ETFs that are out there. And for the sake of people are familiar with it, I won't name competing products. What you're offering, and we'll talk about in a moment with the tokens ETF, it's on screen, people can see the name of the fund below your name, is an actively managed approach. So I'd love to just talk about in a couple of formats. One, you touched on a little bit of how else you can be exposed and how other tokens are performing better than Bitcoin. Why does it make sense for someone to have more than just Bitcoin within a portfolio? And then maybe we'll talk about the active approach.

Blue Macellari (11:10):

Yeah. I think there's a couple different ways that we can access and answer that question. The first one I'm going to give you is very simply returns based. If we look at... And our market trades 168 hours a week, 365 days a year. So last 12 months, until about 12:25 PM today, last 12 months, Bitcoin was down 29%. Hyperliquid was up 101%. NEAR was up 85%. ZCash is up 211%. Those have been some of the strongest performing, what we call large cap names. There's a lot of dispersion in returns across different assets within crypto. And I think that surprises

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

people because you can't necessarily name a lot of these assets. It's not something people are as familiar with. So I think, one, there's a lot of rich alpha to be captured by making these active decisions by going beyond Bitcoin in terms of your exposure and in terms of thinking through which tokens to invest in and when to hold them and what makes sense there.

(12:29):

The second reason I think active management is incredibly important in terms of getting exposure beyond Bitcoin. Right now, and over the past sort of two years, particularly the last 12 months, we've seen dozens of single name, single asset ETPs come to market. And so these are 100% allocated to a single digital asset. And what we've created is a situation that puts on us on financial advisors to effectively make a comprehensive digital assets portfolio. Can you imagine if we said to financial advisors, "Here are 25 single name stock ETPs. Go out and make your own portfolio. And by the way, rebalance it and do all the research and stay on top of it all the time"? We could never imagine a world in which we ask people to do that with stocks.

(13:31):

There's been enough maturity in digital assets over the past 10, 15 years. We have multiple assets and there is robust fundamental research to do on it. There are momentum research to do on it. There are sectors, there's themes and winners and losers within those. And so what we've looked to do is in many ways bring what is so core to T. Rowe's DNA, which is fundamental research, thoughtful active management, responsible supervision, to an asset class where active management matters more than almost anywhere else.

Todd Rosenbluth (14:10):

I want to double click on that a little bit about how you go through the decision making process to determine what to... Yo said overweight earlier. First of all, I guess just to clarify for the audience, what are you using as a reference point to overweight or underweight? And then I guess, how do you go into thinking about what to overweight?

Blue Macellari (14:30):

Yeah. And I think hopefully this is a useful piece of information to everybody regardless of what types of multi-token assets and funds they're looking at, but there is no benchmark standard in digital assets yet. We don't have an equivalent of the S&P 500. And so almost every fund has its own benchmark, which is something I think is not a great situation, sort of problematic, but we use a publicly available, it's not a T. Rowe proprietary, FTSE Russell, US listed square root of market cap benchmark. So why do we do that?

(15:12):

So if it is eligible to be held under generic listing standards, if you can make an ETF in the United States on it, it's in the universe, and then it is the top 10 names within that universe. And the winnings are square root of market cap. If you do straight market cap, what you get is probably around 80% combination Bitcoin and Ethereum because they are so large cap. And then you really only get this small set of exposure to these alternative disruptive technologies which have so much potential for growth and really bring that diversification to the portfolio. By using a square root market cap, we have effectively condensed the market cap. So Bitcoin comes in around 40%, 41% in our benchmark, and the smallest names are two and a half, 3%. So you actually get some exposure to all the names in the benchmark.

(16:15):

That being said, it's actively managed, and so we can deviate pretty significantly from the benchmark and have to date. The top three names in our portfolio since launch were all names

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

that were not part of the top 10 benchmark when we brought them into the portfolio. We've had different times that we've been significantly overweight on various names.

(16:44):

We were talking about last week, but one of the themes that we really enjoyed playing over the past couple of months, starting with a lot of the SEC decision making is the sector is tokenization on chain finance. And when people are hearing about tokenization, stable coins, ultimately those run on public blockchain rails and what they are going to have to pay for is block space, which benefits the winners in those blockchains. We've been overweight in particular Hyperliquid as a decentralized exchange and we're positioning and increasing our Hyperliquid position over the past sort of month with the expectation that the SEC would allow for single name stock perpetual futures to trade onshore. And the Hyperliquid is the best platform to do that.

(17:36):

High conviction, we were, I think, 3x the benchmark exposure the middle of last week, and that was when NYSE, OKXICE announced that they plan to bring Hyperliquid onshore to use as the underlying technology for their perpetual futures exchange. And then Stan Druckenmiller tweeted about supporting it and getting involved and investing. I think it was his only tweet in four years. And we had Hyperliquid up about 21% in 24 hours and we were positioned 3x benchmark heading into that. So we like to see those sectors that we love really start to perform, and there's a lot of catalyst-driven movement as well in this industry and in this asset class.

Todd Rosenbluth (18:28):

How do you think about that from an active perspective as you had a thesis, it's working out so far? Is there still room for it to continue to work out? Is it reason to pare some of that back? Help us just think through in a prior example, not something obviously that's happening real time that you can't speak to.

Blue Macellari (18:50):

Yeah, exactly. Because crypto can be very momentum-driven in the short term, we saw our thesis playing out. We still think that we love the Hyperliquid fundamentals. We love that there's a clear revenue generation model. We're able to use fairly traditional modeling tools on it. So we love the underlying fundamentals. We think that the trajectory for growth is quite strong. And when we see these very big moves as a result of the thesis beginning to play out, we do look to trim that position and we began doing that. I think it was last Thursday we took some off. We continue to hold an overweight, but not nearly as significant after a 21% move in 24 hours, although that can happen more frequently in crypto than in other asset classes, those kinds of moves. So we do like to make sure that we look at everything through a momentum lens, right?

(20:00):

Crypto as an asset class, very much moves at a condensed high speed compared to many of the other markets that we're used to operating in. And so we will trim a position and then really think through, okay, well, when does this growth start to materialize? We'll ask, when does this begin to go live? When does that generate revenue? What does the revenue flow through look like into the Hyperliquid buyback model? And start to plan on how to position around that. We also are conscious of larger macro trends. Should we have reduced risk heading into the midterm elections? Should we be leaning more heavily into Bitcoin, which benefits in those windows where the bond vigilantes are front and center for mainstream markets? It really is about understanding the fundamentals, understanding your view, but being incredibly disciplined about those positions, both when they're playing out, also when they're not, and being quick to pull

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

back and make those changes as necessary and thinking about how those evolve over the medium term in a crypto sense.

Todd Rosenbluth (21:21):

Blue, I've got some questions. I'm actually seeing them coming in from the audience, but I want to make sure I get this up for the audience to respond to. We'd love to know if you plan on adding to or initiating a position in the tokens ETF in the near term. Your choices here are yes or no.

(21:40):

Blue, we honestly thought about how to talk about this last week and then we had the Binance hack occur. Would love for you just to set the stage for what that means for how you're investing. And as we were chatting, active management involves making a decision to not do anything as well as making a decision to do something. So we'd love for you just to talk through what this means for you from an investment perspective.

Blue Macellari (22:09):

Yeah. As many people may have seen, there was a large, what was the largest in crypto history, largest hack happened Thursday, started around 5:00 PM. It actually spanned the course of about an hour and a half on Binance, which is the world's largest exchange. For reference, about six billion was hacked and drained from Binance and they have about 150 billion in assets under custody. Even though the market was closed, we were on the phone discussing with the trading team, with middle office, but looking at the portfolio, following things in real time because you can watch all of this unfold, you can actually literally load the blockchain and watch the entire thing happen in real time and discussing whether or not to trade the portfolio to make any adjustments in light of what was going on. And a big part of that was making a decision based on our estimates of finance exposure and whether they'd be able to make clients whole.

(23:17):

There is a significant difference in how the market will respond to what is perceived as a security breach, which is unfortunate. It happens in our industry. It happens in other industries. It seems to be happening across the board with increased frequency these days. We were able to follow in real time and we discussed the ability and the decisions around trading. We opted not to trade any of our positions and we sat tight. We were still substantially overweight Hyperliquid, which went on to outperform what was a down market across the board and Hyperliquid was up, I think 17% within those next 24 hours. So we were extremely well positioned for that.

(24:04):

What's more important in an active context is the underlying assets in our ETF trade 168 hours a week. When things happen in crypto, they happen quickly. A quarter is a lifetime to wait to rebalance. We, I think, are the only ETF probably anywhere that has the ability to come in and trade the things that we hold even after markets close, even after NYSE's closed. We can trade on the weekend if we have to and we can settle immediately. And that responsiveness I think is a critical tool in managing an active portfolio, managing any portfolio in digital assets.

Todd Rosenbluth (24:52):

Blue, I think you made a great case for why people should have more than just Bitcoin within their cryptocurrency allocation, that they should have an allocation and that they should have more than Bitcoin within their allocation. And we've talked about active. There are index-based products that are offering diversification. You touched on it, but we'd love for you just to drill a little bit deeper as to what makes your product tokens different than some of those index-based strategies.

VettaFi Webinar – 11/2/2026

T. Rowe Price Digital Assets and Active Crypto Strategies

Blue Macellari (25:26):

Yeah, I think there's three key differences. The first one is that we are making active informed decisions. We have a three-tier investment process. The base layer is fundamentals, and this involves, we build models that look very similar and draw on many parts of traditional finance. We do modify DCF. We look at different types of inflation or supply models within the economics of the token. So that base layer, we're looking at economics and technology. Does the chain work? Does it do what it's supposed to? Is it worthwhile? And two, can value accrue to the token holder? If so, how?

(26:12):

Then the second layer is sort of drivers of growth. And we look at that there are sectors. Is this chain positioned to compete and win in a sector that is continuing to grow or that is on the cusp of adoption where we're seeing real growth? An example of a sector that has performed extremely well over the past year has been anything related to tokenization, payments, and what we call on-chain finance trading related. And so we look at that we look at ecosystem. We look at user interface. If regular people can't use it, it's not going anywhere if just the crypto people are using it, that kind of thing.

(26:58):

Then the third piece is that we have to look at everything through a momentum lens. We have to look at where the market is and whether the market is recognizing some of the key pieces that we're able to see on a fundamental or drivers of growth basis, and then really think through how you're positioned for that. It's never one or the other. It's always all three in combination whenever we look at the portfolio, whenever we look at a single name. So that is a really critical piece.

(27:34):

The second is the ability to respond and move with markets that do trade so much and where you have a lot of volatility and you need to be able to respond quickly. And the third piece is that we have the ability to hold USDC cash, cash equivalents. We don't have to be 100% allocated all of the time. And in almost all ETFs, that's not necessarily a plus. In digital assets, sometimes people want you to be able to take risk off the table when things go bad. It's always 4:00 AM on a Sunday morning and it's always happening really quickly. And so you want a fund that can respond and not wait two and a half months until there's been a lot of blood in the streets before they're able to rebalance or deploy capital again.

Todd Rosenbluth (28:29):

Well, you talked about things moving fast within the crypto space. The 30 minutes we've been together have moved quite fast also. I know we didn't get to everybody's question that came in. Apologies for that. This is my thank you and my offering a double thumbs up to Blue. I hope the audience responds in kind. Blue, thanks for sharing your time with us. There's a lot of great information that the team made available on the platform. Please check it out. Please engage with us. We'd love to be able to continue the conversation.

(29:01):

Blue, thanks a lot for the time.

Blue Macellari (29:03):

Thank you.